Mail Stop 6010

September 30, 2008

Nabeel Gareeb
President and Chief Executive Officer
MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376

> **Re: MEMC Electronic Materials, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-13828**

Dear Mr. Gareeb:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Tim Buchmiller
Senior Attorney